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EXHIBIT 5.3.3

                                 PROMISSORY NOTE

$45,000                                                          Los Angeles, CA
                                                                  March 12, 2001

         FOR VALUE RECEIVED, E. DOUGLAS MITCHELL promises to pay to the order of PowerSource Corporation the principal sum of forty-five thousand dollars ($45,000) together with interest thereon from date at the rate of four percent (4%) per annum until maturity, said principal and interest must be paid as a lump sum on or before March 12, 2004. Interest accrued through this note may be reduced upon early payment by E. Douglas Mitchell. The early payment interest rate will be calculated on a compound monthly basis without penalty or premium.

         The principal payments, that sum to the total indicated, will be received by E. Douglas Mitchell in periodic transfers throughout the calendar year 2001. The amount of each transfer of principal and its timing are at the sole discretion of PowerSource Corporation ("the note holder").

         This note is secured by an appropriately calculated number of stock options owned by E. Douglas Mitchell and pledged to PowerSource Corporation as the designated holder of this Note. The number of options to secure this note are based on the then current average price of the underlying value of the shares for a representative period immediately preceding the date of commitment. This value is deemed to be thirty-five cents ($0.35) per share based on recent closing prices of PowerSource Corporation common stock (ticker symbol: "PSRE"). Therefore, the number of stock options pledged by E. Douglas Mitchell as security for this Note is 128,572 stock options.

         In the event that any payment of principal and/or interest is not made within thirty (30) days that same is due, which event shall constitute an "Event of Default" hereunder. The full remedy for an Event of Default is the complete relinquishment of all security posted for this Note by E. Douglas Mitchell.

         This Note and the instruments securing it are to be governed, interpreted and construed by, through and under the laws of the state of California.

         Any notice to be given or to be served upon any party hereto, in connection with this Note, must be in writing, and be given by certified or registered mail and shall be deemed to have been given and received on the third
(3rd) business day after a certified or registered letter contained such notice, properly addressed, with postage prepaid, is deposited in the United States mail; and if given otherwise then by certified mail, it shall be deemed to have been given when delivered to and received by the party to whom it is addressed.

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         IN WITNESS WHEREOF, the recipient has caused this note to be executed in its name on the day and year above written.

RECIPIENT                                     NOTE HOLDER
---------                                     -----------

/S/ E. Douglas Mitchell                       /S/ Roman Gordon
---------------------------                   ------------------------------
E. Douglas Mitchell                           Roman Gordon, Chairman
                                              for PowerSource Corp

                                              /S/ Illya Bond
                                              ------------------------------
                                              Illya Bond, CEO
                                              for PowerSource Corp..

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